November 19, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attention: James B. Rosenberg, Senior Assistant Chief Accountant
Washington, D.C. 20549
Re:	United Surgical Partners International, Inc. Form 10-K for the fiscal year ended December 31, 2008 Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009 File No. 333-144337
Dear Mr. Rosenberg:
          On behalf of United Surgical Partners International, Inc., a Delaware corporation (the “Company”), thank you for your continued efforts in resolving the Staff’s comments to our periodic filings as set forth in the Staff’s letter to the Company dated August 4, 2009 (the “Comment Letter”). At your request, we have described in this letter our current position regarding comment number 2 (systemwide operating results) and look forward to discussing this presentation with the Commission. As you know, we have already agreed to a resolution of the other comments in the Comment Letter. The numbered paragraph and headings in bold below are taken from the Comment Letter, and the Company’s response to the comment follows in plain text.
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
System-Wide Operating Results, page 53
1.	Systemwide operating results is a non-GAAP financial measure that is prohibited by Item 10 of Regulation S-K. This measure appears to circumvent GAAP by combining results of entities that would be prohibited to be consolidated under GAAP. Please revise to remove systemwide operating results and the related discussion. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009.
          We have considered the Commission’s position on our presentation of systemwide results of operations and believe that the systemwide results currently being presented are substantially the same as combined operating results of entities that are under common management and the objectives of MD&A could be met using such combined results of operations. In our view, this presentation within MD&A would represent a GAAP-based supplement to help explain our consolidated results of operations. Notwithstanding the value

Securities and Exchange Commission
November 19, 2009

of this supplemental presentation, consolidated financial statements would continue to be the Company’s primary method of reporting its operating results and financial condition. Our view is based on three main points:
•	If management uses supplemental information as a primary basis for understanding its consolidated financial statements, the objectives of MD&A require management to share these measures with investors.

•	There is precedent for the Commission recognizing the benefit and importance of supplemental disclosures in MD&A in order to explain relationships and trends in the consolidated financial statements.

•	Combined statements have a basis in GAAP, and several registrants have presented combined statements as a GAAP measure in the past.
          First, as we described more fully in our previous response, management operates and views the business by aggregating all businesses we manage, rather than analyzing the consolidated and unconsolidated businesses in isolation. This view has become important due in part to a more significant emphasis in our business model on turning over control of facilities to our hospital partners. This material trend in our business (our deconsolidating 12 facilities since June 30, 2006) has required us to utilize this aggregated, or combined, set of operating results in order to more clearly explain relationships in our consolidated financial results. We believe it would disadvantage the investor to withhold this measure that management uses or to require that investors conceive and/or perform mathematical computations to arrive at these combined measures on their own.
          Second, there is precedent for including financial statements other than the registrant’s consolidated financial statements in MD&A. One such precedent arose as a result of Aetna, Inc.’s merger with U.S. Healthcare in 1996. The magnitude of this merger made it difficult to compare Aetna’s results after the merger to its results prior to the merger. To improve comparability, Aetna’s MD&A included supplemental financial statements on a pro forma basis (see page 8 of Aetna’s 10-K for the year ended December 31, 1997), showing results of operations as though the merger had occurred in January 1, 1995. Similarly, combining the results of predecessor and successor financial statement for purposes of MD&A disclosure is a common practice. We believe that disclosures such as these reflect the Commission’s recognition that financial statement presentations other than consolidated financial statements are appropriate as a supplemental disclosure in MD&A and can further the objectives of MD&A.
          Third, we believe that combined operating results represent an appropriate method of accomplishing this objective for the Company, and combined statements have a basis in GAAP. ASC 810-10-55-1B states that “combined financial statements would be useful if one individual owns a controlling financial interest in several entities that are related in their operations. Combined financial statements might also be used to present the financial position and results of operations of entities under common management.” Our facilities are not all under common control, but they are under common management. As discussed in our

Securities and Exchange Commission
November 19, 2009

previous response letter, we actively operate each facility on a day-to-day basis, whether or not we consolidate it, and our earnings are heavily driven not only by the revenues of the facilities but by the net income of each facility. Accordingly, although consolidated financial statements are clearly our primary financial statement in accordance with GAAP, we believe there is a basis in GAAP for preparing combined statements as supplemental information, and that such presentation is consistent with the concept of entities under common management described in ASC 810-10-55-1B.
          We note that the Commission has previously recognized the value of combined statements to investors and their basis under GAAP. Among the registrants utilizing combined financial statements are The Blackstone Group, L.P. and Belk, Inc. Both of these registrants have used combined statements, represented as GAAP, as their primary (and audited) financial statements. While we do not believe combined statements are superior to consolidated statements with respect to the Company, we do believe that there is value to the investor in seeing the combined statements management uses as a supplement in order to improve its level of understanding with respect to changes in the Company’s consolidated results of operations.
          In summary, we believe that the Commission has previously recognized the key concepts underlying our disclosure:
•	the importance of disclosing to investors the view of the business through management’s eyes,

•	the use of supplemental financial statements (in addition to consolidated statements) to explain consolidated financial results, and

•	the basis in GAAP for combined financial statements.
Accordingly, we propose that the section of our MD&A entitled “Systemwide Operating Results” (see pages 36-39 of our Form 10-Q for the quarter ended June 30, 2009) be replaced in future filings by a disclosure of combined results of operations, with a structure consistent with the attached.
* * * *

Securities and Exchange Commission
November 19, 2009

          The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact the undersigned at (972) 713-3503 should you have any questions regarding the foregoing.

Sincerely, /s/ Mark A. Kopser Mark A. Kopser Executive Vice President and Chief Financial Officer

Attachment
MAK:bk
cc:	Raymond A. Ranelli, Audit and Compliance Committee Chairman Teresa Iannaconi, KPMG Matt Mount, KPMG Seth R. Molay, Esq., Akin Gump Strauss Hauer & Feld LLP

Combined Operating Results
          We operate short-stay surgical facilities in the United States and United Kingdom and derive our earnings and operating cash flows from our investments in these facilities, 60 of which we consolidate and 107 of which we account for under the equity method. While we do not consolidate the majority of our facilities, we aggregate all of businesses we operate when analyzing the performance, trends, and overall health of our business, for our net income and operating cash flows from each facility are always based on the underlying facility’s net income and our percentage ownership, whether or not we consolidate the investment. We refer to this supplemental presentation that aggregates all businesses in which we have ownership and operate as our “combined” results of operations. This presentation is based on the concept of ASC 810-10-55-1B with respect to entities under common management.
          Our combined results of operations include the revenues and expenses of all facilities we operate, including the 107 facilities that we operate but do not control for purposes of consolidation. Accordingly, these statements differ from consolidated financial statements and should not be used as a substitute for our consolidated financial statements. However, we believe that combined statements provide a meaningful supplemental indicator with respect to relationships in our consolidated financial statements.
          For example, our consolidated revenues for the nine months ended September 30, 2009 were 3% lower as compared to the same period of 2008, but our business is not shrinking. The revenues of the businesses we operate actually grew by 9% during the period and, together with management of these businesses’ expenses, this growth drove a 16% increase in our operating income. The reason for the difference is that we sold a less than 1% interest in one of our larger facilities during the first quarter of 2009 and surrendered control to our not-for-profit health system partners, causing this facility’s revenues and expenses to no longer be included in our consolidated financial statements, even though the impact to our share of this facility’s net income was minimal. This type of transaction is central to our business strategy. Since June 30, 2006, we have completed 12 such “deconsolidation” transactions but have not engaged in any transactions causing us to consolidate investments we previously accounted for under the equity method.
          These transactions can cause significant changes in individual line items in our consolidated financial statements that make it difficult to identify and analyze the causes of our changes in net income. Accordingly, management supplements its review of consolidated financial statements with combined statements, which help illustrate what is driving changes in our net income, such as the mixture of revenue increases and degree of success in leveraging expenses at all of our facilities that is causing our net income to increase as it did during the first nine months of 2009. The following tables depict the businesses we operate on a combined basis, and reconcile these combined results to our consolidated statements of income (in thousands):

	Three Months Ended September 30,
	2009					2008
	USPI	Unconsolidated	Consolidation		USPI	USPI	Unconsolidated	Consolidation		USPI
	Combined	Affiliates(1)	Adjustments		Consolidated	Combined	Affiliates(1)	Adjustments		Consolidated
Revenues:
Net patient service revenues	$422,388	$(292,800)	$—		$129,588	$382,699	$(248,230)	$—		$134,469
Management and administrative services revenues	8,020	—	11,501	(2)	19,521	8,117	—	9,640	(2)	17,757
Other income	3,679	(407)	—		3,272	1,898	(461)	—		1,437

Total revenues	434,087	(293,207)	11,501		152,381	392,714	(248,691)	9,640		153,663
Equity in earnings of unconsolidated affiliates	—	—	14,913	(3)	14,913	—	—	11,420	(3)	11,420
Operating expenses:
Salaries, benefits and other employee costs	115,614	(71,391)	—		44,223	107,915	(62,743)	—		45,172
Medical services and supplies	93,537	(68,086)	—		25,451	80,134	(52,796)	—		27,338
Other operating expenses	70,517	(60,808)	11,501	(2)	21,210	70,254	(54,706)	9,640	(2)	25,188
General and administrative expenses	9,609	—	—		9,609	9,766	—	—		9,766
Provision for doubtful accounts	10,584	(7,910)	—		2,674	10,223	(8,077)	—		2,146
Depreciation and amortization	21,390	(12,645)	—		8,745	20,695	(11,839)	—		8,856

Total operating expenses	321,251	(220,840)	11,501		111,912	298,987	(190,161)	9,640		118,466

Operating income	112,836	(72,367)	14,913		55,382	93,727	(58,530)	11,420		46,617
Interest income	609	(89)	—		520	1,099	(414)	—		685
Interest expense	(23,719)	6,130	—		(17,589)	(27,676)	6,517	—		(21,159)
Other, net	(8,087)	(838)	—		(8,925)	157	(865)	—		(708)

Total other expenses, net	(31,197)	5,203	—		(25,994)	(26,420)	5,238	—		(21,182)

Income from continuing operations before income taxes	81,639	(67,164)	14,913		29,388	67,307	(53,292)	11,420		25,435
Income tax benefit (expense)	22,415	1,708	—		24,123	(7,405)	1,331	—		(6,074)

Income from continuing operations	104,054	(65,456)	14,913		53,511	59,902	(51,961)	11,420		19,361
Loss from discontinued operations, net of tax	—	—	—		—	(9)	—	—		(9)

Net income	104,054	(65,456)	14,913		53,511	59,893	(51,961)	11,420		19,352
Less: Net income attributable to noncontrolling interests	(65,350)	—	50,543	(4)	(14,807)	(52,452)	—	40,541	(4)	(11,911)

Net income attributable to USPI/Parent(5)	$38,704	$(65,456)	$65,456		$38,704	$7,441	$(51,961)	$51,961		$7,441

	Nine Months Ended September 30,
	2009					2008
	USPI	Unconsolidated	Consolidation		USPI	USPI	Unconsolidated	Consolidation		USPI
	Combined	Affiliates(1)	Adjustments		Consolidated	Combined	Affiliates(1)	Adjustments		Consolidated
Revenues:
Net patient service revenues	$1,246,828	$(849,849)	$—		$396,979	$1,143,456	$(719,375)	$—		$424,081
Management and administrative services revenues	23,447	—	34,126	(2)	57,573	24,904	—	29,011	(2)	53,915
Other income	14,165	(2,830)	—		11,335	5,629	(1,660)	—		3,969

Total revenues	1,284,440	(852,679)	34,126		465,887	1,173,989	(721,035)	29,011		481,965
Equity in earnings of unconsolidated affiliates	—	—	43,110	(3)	43,110	13	(13)	32,563	(3)	32,563
Operating expenses:
Salaries, benefits and other employee costs	334,574	(204,485)	—		130,089	319,016	(180,196)	—		138,820
Medical services and supplies	270,992	(194,973)	—		76,019	236,757	(151,574)	—		85,183
Other operating expenses	216,409	(180,631)	34,126	(2)	69,904	212,658	(160,278)	29,011	(2)	81,391
General and administrative expenses	29,708	—	—		29,708	29,933	—	—		29,933
Provision for doubtful accounts	27,453	(19,900)	—		7,553	29,496	(23,540)	—		5,956
Depreciation and amortization	64,084	(37,474)	—		26,610	64,192	(36,490)	—		27,702

Total operating expenses	943,220	(637,463)	34,126		339,883	892,052	(552,078)	29,011		368,985

Operating income	341,220	(215,216)	43,110		169,114	281,950	(168,970)	32,563		145,543
Interest income	2,625	(364)	—		2,261	3,841	(1,332)	—		2,509
Interest expense	(72,060)	18,676	—		(53,384)	(84,750)	19,639	—		(65,111)
Other, net	(16,968)	(2,177)	—		(19,145)	1,838	(2,301)	—		(463)

Total other expenses, net	(86,403)	16,135	—		(70,268)	(79,071)	16,006	—		(63,065)

Income from continuing operations before income taxes	254,817	(199,081)	43,110		98,846	202,879	(152,964)	32,563		82,478
Income tax benefit (expense)	4,698	4,806	—		9,504	(22,667)	3,981	—		(18,686)

Income from continuing operations	259,515	(194,275)	43,110		108,350	180,212	(148,983)	32,563		63,792
Loss from discontinued operations, net of tax	—	—	—		—	(898)	—	—		(898)

Net income	259,515	(194,275)	43,110		108,350	179,314	(148,983)	32,563		62,894
Less: Net income attributable to noncontrolling interests	(198,372)	—	151,165	(4)	(47,207)	(157,689)	—	116,420	(4)	(41,269)

Net income attributable to USPI/Parent(5)	$61,143	$(194,275)	$194,275		$61,143	$21,625	$(148,983)	$148,983		$21,625

(1)	Subtracts the aggregated revenues and expenses of our 107 facilities that are managed by us but accounted for under the equity method.

(2)	Our combined statements of income include entries that eliminate management fee revenues (on USPI’s financial records) and expenses (on the facilities’ financial records). For purposes of preparing consolidated financial statements, these elimination entries need to be removed with respect to amounts charged to unconsolidated affiliates, as these are not intercompany transactions with consolidated subsidiaries.

(3)	Records our share of the net income of our unconsolidated affiliates.

(4)	Our combined statements of income include noncontrolling interest expense for the portion of investees’ earnings not owned by us. Consolidated statements of income show no noncontrolling interest expense recorded with respect to unconsolidated affiliates.

(5)	As the net impact of items (1) through (4) is zero, combined net income attributable to USPI/Parent equals the net income that we report in our consolidated financial statements.

2